# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ball Corporation, CIK 0000009389
CUSIP: 058498106
Title of class of securities: Common
Address of issuer's principal executive offices: 9200 West 108th Circle, P.O. Box 5000, Westminster, Colorado (CO), 80021-2510
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-23-000411
Filed by CIK 0000948669

## Reporting persons
- Parnassus Investments, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 18,830,140; shared voting power 0; sole dispositive power 18,830,140; shared dispositive power 0; aggregate amount beneficially owned 18,830,140 (6.31% of the class)

## Item 1. Issuer
Name of issuer: Ball Corporation
Address of issuer's principal executive offices: 9200 West 108th Circle, P.O. Box 5000, Westminster, CO 80021-2510

## Item 2. Person Filing
Name of person filing: Parnassus Investments, LLC
Address of principal business office or, if none, residence:
1 Market Street, Suite 1600
San Francisco, CA 94105
Citizenship: California - U.S.A.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 18,830,140
Percent of class: 6.310
Sole power to vote or to direct the vote: 18,830,140
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 18,830,140
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Securities reported on this SCHEDULE 13G/A are beneficially owned by clients of Parnassus Investments, LLC, which includes investment companies registered under the Investment Company Act.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Parnassus Investments, LLC: /s/ Marc C. Mahon, Marc C. Mahon - Chief Financial Officer (02/10/2025)